SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: September 29, 2003

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the June 2003 Mid-Year Report, which appears immediately following this page.

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the new European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.

While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.

More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

1

Introduction

UBS produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 19 March 2003, as well as UBS’s First Quarter 2003 Report and Second Quarter 2003 Report submitted to the SEC under Form 6-K on 14 May 2003 (as amended 15 July 2003) and 13 August 2003 respectively.

2

Operating and Financial Review and Prospects

SEC regulations specify that the discussion of a company’s performance should be by comparison to the same period in the previous year (for example, comparing first half of current year to first half of previous year).

UBS normally makes comparisons to the corresponding period of the previous year when discussing its results and the results of those business units with significant seasonal components to their income streams (principally the Investment Bank). For its other individual business units however, UBS’s reporting normally focuses on the progression of results from one quarter to the next (comparing second quarter performance to first quarter performance of the same year, for example).

We have therefore provided the following disclosure which is supplementary to the disclosure already included in our first and second quarter 2003 reports, and which makes comparisons to prior periods as prescribed by the SEC. This disclosure should be read together with the discussion of results in our first and second quarter 2003 reports.

UBS REVIEW

Results

UBS reported in first half 2003 a net profit of CHF 2,853 million, compared to a net profit of CHF 2,694 million in first half 2002. Before goodwill and adjusted for significant financial events, net profit was up 4% from first half 2002, reflecting our continued cost management initiatives and substantially lower private equity writedowns.

Annualized return on equity for first half 2003 was 15.7%, compared to 12.8% a year earlier. Basic earnings per share were CHF 2.49 in first half 2003, against CHF 2.19 in the same half a year earlier. Over the same period the cost/income ratio was 76.4%, down from 80.2% a year earlier.

UBS targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comment and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

These adjustments reflect our internal analysis approach where SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board defines which items may be classified as SFEs.

3

Operating and Financial Review and Prospects
(continued)

We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.

Accordingly, before goodwill and adjusted for SFEs:

•	Our annualized return on equity for first half 2003 was 18.3% – its highest level since 2000, up from 15.6% in the same period a year ago and well within our target range of 15–20%. This reflected higher returns combined with a significantly lower average level of equity due to our continued buyback of shares, either for cancellation or for use in employee compensation programs.

•	Basic earnings per share in first half 2003 were CHF 2.91, 12% higher than CHF 2.60 in the same period last year. This increase was again driven by the reduced average number of shares outstanding as a result of our ongoing share buyback activities.

•	The cost/income ratio this quarter was 74.3%, a decrease from 77.4% in first half last year. The drop in revenues was more than offset by lower expenses. We continue to actively manage costs, resulting in a lower absolute cost base in most business units.

Net new money in the wealth management units (Wealth Management and Wealth Management USA) remains strong, with inflows of CHF 21.5 billion in first half 2003, up by CHF 7.1 billion from the same period a year ago. Both of our Wealth Management businesses continue to show strong results. Our European Wealth Management initiative continues to perform strongly with inflows of CHF 6.3 billion in first half 2003 compared to CHF 3.1 billion in the same period a year earlier.

4

Operating and Financial Review and Prospects
(continued)

SIGNIFICANT FINANCIAL EVENTS

There was one significant financial event in first half 2003 and one in first half 2002.

•	We realized a net gain of CHF 2 million (pre-tax CHF 161 million) in first half 2003 from the sale of Wealth Management USA’s Correspondent Services Corporation (CSC) business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the writedown of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

•	In first half 2002, we realized a net gain of CHF 125 million (pre-tax CHF 155 million) from the sale of private bank Hyposwiss.

Details of significant financial events and a reconciliation of our adjusted numbers to our reported ones can be found in the table below.

Significant Financial Events (SFE)

	Line			Wealth
	affected			Management	Corporate
Year to date	in Income	UBS		USA	Center
CHF million	Statement	30.6.03	30.6.02	30.06.03	30.06.02

Operating income
As reported		16,884	18,597	2,618	1,561
Less: Gain on disposal of Correspondent Services Corporation	Other income	161		161
Less: Gain on disposal of Hyposwiss	Other income		155		155

Adjusted operating income		16,723	18,442	2,457	1,406

Operating expenses
As reported		12,965	15,013	2,570	1,180
No significant financial events

Adjusted operating expenses		12,965	15,013	2,570	1,180

Operating profit
Operating profit before tax and minority interests		3,919	3,584	48	381
SFE adjustments, net		(161)	(155)	(161)	(155)

Adjusted operating profit before tax and minority interests		3,758	3,429	(113)	226

Net profit
As reported		2,853	2,694
SFE adjustments, net		(161)	(155)
Tax effect of significant financial events, net	Tax expense	159	30

Adjusted net profit		2,851	2,569
Amortization of goodwill and other intangible assets		480	638

Adjusted net profit before goodwill		3,331	3,207

5

Operating and Financial Review and Prospects
(continued)

UBS RESULTS

Operating income

Total operating income was CHF 16,884 million in first half 2003, down 9% from CHF 18,597 million in the same period a year earlier. When excluding the CHF 161 million pre-tax gain from the sale of CSC and the CHF 155 million pre-tax gain from the sale of Hyposwiss, operating income experienced a similar 9% drop from a year earlier. The decrease was mainly due to the decline of major currencies against the Swiss franc, including the 17% drop of the US dollar. Furthermore, asset-based revenues dropped, as equity markets remained below their prior-year level. These declines were partially offset by higher income from fixed income trading and lower private equity writedowns.

Net interest income and net trading income. Net interest income of CHF 5,935 million in first half 2003 was 16% higher than in the same half a year ago. Net trading income declined 33% from CHF 3,879 million in first half 2002 to CHF 2,594 million in first half 2003.

As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net income from interest margin products decreased by 6% to CHF 2,577 million in first half 2003 from CHF 2,741 million in the same period a year earlier, mainly reflecting lower interest margins on cash and savings accounts and lower interest income from our much reduced recovery portfolio. This was partially offset by higher volumes of savings and deposit accounts, and mortgages.

At CHF 5,759 million, net income from trading activities in first half 2003 was 5% lower than the CHF 6,092 million recorded in the same period a year ago. Equities trading income dropped by 31% from CHF 1,465 million in first half 2002 to CHF 1,015 million in first half 2003. This drop was mainly due to the weakening of the US dollar against the Swiss franc as well as low proprietary trading performance due to an unusually weak first quarter 2003. Fixed income trading income increased 5% to CHF 3,794 million in first half 2003 from CHF 3,602 million in the same period a year earlier. Particularly good results were posted by the Principal Finance, Distressed Trading and High Yield Trading businesses, each of which benefited from the continued favorable interest rate environment. The result was pushed down by negative revenues of CHF 381 million relating to Credit Default Swaps (CDS) hedging existing credit exposures in the loan book – a reflection of the continued narrowing of credit spreads. The cumulative profit and loss impact from the CDS portfolio hedging loans is now slightly negative. Foreign exchange trading income dropped from CHF 885 million in first half 2002 – which benefited from a particularly high proprietary proportion – to CHF 789 million in the first half this year.

At CHF 738 million in first half 2003, net income from treasury activities dropped by 18% from CHF 904 million a year earlier. The decline was driven by a drop in unrealized gains from derivatives used to economically hedge interest rate risk related to structured notes issued.

Other net trading and interest income showed negative revenue of CHF 545 million in first half 2003 compared to negative CHF 735 million in the same half last year. The improvement reflects lower goodwill funding costs due to continuous amortization and the writedown of the value of the PaineWebber brand as well as lower private equity funding costs due to the shrinking portfolio.

6

Operating and Financial Review and Prospects
(continued)

At CHF 8,139 million, net fee and commission income declined 16% from CHF 9,686 million in first half 2002. This was mainly due to lower brokerage, investment fund and asset-based fees, which fell as market levels and activity remained below their levels in first half 2002. Underwriting revenues increased by 1% to CHF 1,091 million from CHF 1,078 million in first half 2002. Equity underwriting dropped 8%, reflecting lower equity underwriting activities, especially in first quarter 2003. This was more than offset by higher fixed income underwriting revenues, which increased by 12%. Corporate finance fees remained subdued, dropping by 38% from CHF 429 million in first half 2002 to CHF 267 million in the same period this year. The drop reflects the continued difficult environment for corporate finance activities, with the overall fee pool falling 7% in first half 2003 from the same period a year earlier. Net brokerage fees dropped 22% to CHF 1,958 million in first half 2003 from CHF 2,520 million in the same period a year ago. Although investor activity recovered in second quarter 2003 from the extremely low levels experienced in first quarter 2003, it remained below 2002 levels. At CHF 1,813 million, investment fund fees dropped 17% when compared to first half 2002, reflecting lower sales as well as asset based commissions. Portfolio and other management and advisory fees dropped by 17% from CHF 2,191 million in first half 2002 to CHF 1,812 million in the same period this year. This decline was the result of lower performance and management fees, which mirrored lower market levels.

Other income rose from CHF 31 million in first half 2002 to CHF 296 million in the same period this year. This increase was mainly due to lower impairments of private equity and other financial investments. This was partially offset by the absence of revenues from the Klinik Hirslanden business sold in fourth quarter 2002, and lower income from private equity exits (down 28%) and sales of other financial investments (down 68%).

Operating expenses

The stringent cost control measures in place across the firm allowed us to continue to manage our cost base in line with market developments. In first half 2003, total operating expenses were CHF 12,965 million, down 14% from CHF 15,013 million in the same period a year earlier. The drop reflects a double digit decline in general and administrative expenses as well as personnel expenses, due to our continued cost management but also helped by the weakening of major currencies against the Swiss franc.

First half 2003 personnel expenses, at CHF 8,821 million, fell 13% from CHF 10,092 million in the same period a year earlier, mainly because of the decline of major currencies against the Swiss franc, lower salary expense, following the 4% reduction in headcount over the period as well as lower accruals for performance-related compensation in line with lower revenues. Personnel expenses are managed on a full year basis with final fixing of annual performance-related payments in the fourth quarter.

General and administrative expenses dropped 15% from CHF 3,512 million in first half 2002 to CHF 2,997 million in first half 2003 reflecting our continued cost cutting as well as the drop of major currencies against the Swiss franc. Declines were registered in all categories of costs except rent and maintenance. Significant drops were recorded in telecommunications and postal costs, administrative costs, IT and outsourcing fees, travel and entertainment expenses.

At CHF 667 million, depreciation dropped 13% from CHF 771 million in first half 2002, mainly reflecting lower IT, and equipment-related charges.

Amortization of goodwill and other intangible assets, at CHF 480 million, decreased by 25% from CHF 638 million in first half 2002, mainly because of the drop of the US dollar against the Swiss franc, as well as the writedown of the value of the PaineWebber brand name in fourth quarter 2002.

7

Operating and Financial Review and Prospects
(continued)

Tax

We incurred a tax expense of CHF 902 million in first half 2003. Excluding the effect of the sale of CSC, our tax charge would have been CHF 743 million, reflecting an effective tax rate of 19.8% for the year to date, compared to last year’s full year rate of 16.5% (before significant financial events). Last year’s rate was driven by lower progressive tax rates in Switzerland, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions.

8

Operating and Financial Review and Prospects
(continued)

Wealth Management & Business Banking

Business Group Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income		3,108	2,866	3,104	8	0	5,974	6,288
Credit loss expense	[1]	(43)	(57)	(81)	(25)	(47)	(100)	(174)

Total operating income		3,065	2,809	3,023	9	1	5,874	6,114

Personnel expenses		1,175	1,146	1,115	3	5	2,321	2,281
General and administrative expenses		527	517	566	2	(7)	1,044	1,106
Depreciation		109	94	113	16	(4)	203	229
Amortization of goodwill and other intangible assets		19	19	26	0	(27)	38	50

Total operating expenses		1,830	1,776	1,820	3	1	3,606	3,666

Business Group performance before tax		1,235	1,033	1,203	20	3	2,268	2,448

Business Group performance before tax and amortization of goodwill and other intangible assets		1,254	1,052	1,229	19	2	2,306	2,498
Additional information
Regulatory equity allocated (average)		8,800	8,500	8,800	4	0
Cost/income ratio (%)	[2]	59	62	59			60	58
Cost/income ratio before goodwill (%)	[3]	58	61	58			60	58

1	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

2	Operating expenses/operating income less credit loss expense.

3	Operating expenses less the amortization of goodwill and other intangible assets/operating income less credit loss expense.

9

Operating and Financial Review and Prospects
(continued)

Wealth Management

Business Unit Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income		1,732	1,575	1,744	10	(1)	3,307	3,500
Credit loss expense	[1]	(2)	(2)	(6)	0	(67)	(4)	(13)

Total operating income		1,730	1,573	1,738	10	0	3,303	3,487

Personnel expenses		496	474	463	5	7	970	927
General and administrative expenses		536	525	525	2	2	1,061	1,046
Depreciation		23	21	23	10	0	44	42
Amortization of goodwill and other intangible assets		19	19	26	0	(27)	38	50

Total operating expenses		1,074	1,039	1,037	3	4	2,113	2,065

Business unit performance before tax		656	534	701	23	(6)	1,190	1,422

Business unit performance before tax and amortization of goodwill and other intangible assets		675	553	727	22	(7)	1,228	1,472
KPI’s
Invested assets (CHF billion)		691	638	677	8	2
Net new money (CHF billion)	[2]	6.5	7.4	3.4			13.9	5.6

Gross margin on invested assets (bps)	[3]	104	98	99	6	5	101	98

Cost/income ratio (%)	[4]	62	66	59			64	59
Cost/income ratio before goodwill (%)	[5]	61	65	58			63	58
Cost/income ratio before goodwill and excluding the European wealth management initiative (%)	[6]	53	57	51			55	51

Client advisors (full-time equivalents)		3,121	3,065	2,889	2	8

International Clients
Income		1,226	1,088	1,211	13	1	2,314	2,425
Invested assets (CHF billion)		485	447	461	9	5
Net new money (CHF billion)	[2]	6.6	7.0	4.1			13.6	8.0

Gross margin on invested assets (bps)	[3]	105	97	101	8	4	101	100

European wealth management initiative (part of International Clients)
Income		61	52	49	17	24	113	92
Invested assets (CHF billion)		39	31	26	26	50
Net new money (CHF billion)	[2]	3.3	3.0	1.8			6.3	3.1

Client advisors (full-time equivalents)		582	575	502	1	16

Swiss Clients
Income		506	487	533	4	(5)	993	1,075

Invested assets (CHF billion)		206	191	216	8	(5)
Net new money (CHF billion)	[2]	(0.1)	0.4	(0.7)			0.3	(2.4)

Gross margin on invested assets (bps)	[3]	102	101	94	1	9	101	94

Additional information

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	845	777	831	9	2
Regulatory equity allocated (average)	2,600	2,550	3,100	2	(16)
Headcount (full-time equivalents)	9,228	9,316	9,075	(1)	2

1	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

2	Excludes interest and dividend income.

3	Annualized income/average invested assets.

4	Operating expenses/operating income less credit loss expense.

5	Operating expenses less the amortization of goodwill and other intangible assets/operating income less credit loss expense.

6	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management initiative/operating income less credit loss expense and income for the European wealth management initiative.

10

Operating and Financial Review and Prospects
(continued)

Key performance indicators

Net new money in first half 2003 was CHF 13.9 billion compared to CHF 5.6 billion in the same period a year earlier. The International Clients business reported CHF 13.6 billion in net new money, with strong inflows into the European wealth management initiative. The Swiss Clients business showed a net inflow of CHF 0.3 billion.

Invested assets on 30 June 2003 were CHF 691 billion, up 2% from CHF 677 billion on 30 June 2002, reflecting the strong inflow of net new money.

Gross margin on invested assets increased to 101 basis points in first half 2003 from 98 basis points in first half 2002.

The pre-goodwill cost/income ratio, at 63% in first half 2003, increased five percentage points from first half 2002. The development was mainly due to lower revenues reflecting the difficult market environment in the first half 2003.

Results

In first half 2003, Wealth Management’s pre-tax profit was CHF 1,190 million, down CHF 232 million from first half 2002. Operating income dropped due to the much lower average asset base. This was partially offset by a disposal gain from the sale of our participation in Deutsche Boerse. Operating expenses were up slightly. This led to an increase in the cost/income ratio from 59% in the first half 2002 to 64% in the same period this year.

Operating income

Total operating income, at CHF 3,303 million in first half 2003, decreased by CHF 184 million from first half 2002. Recurring income dropped because of lower asset-based revenues reflecting the market-driven decrease in average invested assets. Non-recurring income was up mainly because of the disposal gain.

Operating expenses

Wealth Management’s operating expenses were CHF 2,113 million in first half 2003, up 2% from the same period a year ago. Personnel expenses, at CHF 970 million in first half 2003, increased by 5% from first half 2002, mainly because of higher expenses for early retirement costs and our ongoing expansion in our European wealth management initiative. General and administrative expenses, at CHF 1,061 million, were up 1%. Depreciation, at CHF 44 million, was little changed from first half 2002.

11

Operating and Financial Review and Prospects
(continued)

Business Banking Switzerland

Business Unit Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income		1,376	1,291	1,360	7	1	2,667	2,788
Credit loss expense	[1]	(41)	(55)	(75)	(25)	(45)	(96)	(161)

Total operating income		1,335	1,236	1,285	8	4	2,571	2,627

Personnel expenses		679	672	652	1	4	1,351	1,354
General and administrative expenses		(9)	(8)	41	(13)		(17)	60
Depreciation		86	73	90	18	(4)	159	187
Amortization of goodwill and other intangible assets		0	0	0			0	0

Total operating expenses		756	737	783	3	(3)	1,493	1,601

Business unit performance before tax		579	499	502	16	15	1,078	1,026

Business unit performance before tax and amortization of goodwill and other intangible assets		579	499	502	16	15	1,078	1,026
KPI’s
Invested assets (CHF billion)		209	197	211	6	(1)
Net new money (CHF billion)	[2]	0.3	(1.9)	(0.2)			(1.6)	2.1

Cost/income ratio (%)	[3]	55	57	58			56	57
Cost/income ratio before goodwill (%)	[4]	55	57	58			56	57

Non-performing loans/gross loans (%)		3.2	3.5	4.3
Impaired loans/gross loans (%)		5.0	5.7	6.9

Additional information

					% change from		Year to date

As at or for the period ended		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Deferred releases included in credit loss expense	[1]	88	77	56	14	57	165	109
Client assets (CHF billion)		545	481	550	13	(1)
Regulatory equity allocated (average)		6,200	5,950	5,700	4	9
Headcount (full-time equivalents)		18,018	18,302	19,136	(2)	(6)

1	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39 — 40 of the UBS Financial Report 2002).

2	Excludes interest and dividend income.

3	Operating expenses/operating income less credit loss expense.

4	Operating expenses less the amortization of goodwill and other intangible assets/operating income less credit loss expense.

12

Operating and Financial Review and Prospects
(continued)

Key performance indicators

Business Banking Switzerland’s invested assets were CHF 209 billion on 30 June 2003, down CHF 2 billion from 30 June 2002, mainly due to the drop of global equity markets and negative net new money flows.

Net new money was negative CHF 1.6 billion in first half 2003 compared to the first half’s 2002 inflow of CHF 2.1 billion. The outflow in first half 2003 was mainly due to corporate clients who transferred substantial short-term deposits to their current accounts (which are not classified as invested assets) in the first few months of this year.

Our cost/income ratio improved, falling to 56% in first half 2003 from 57% in first half 2002, reflecting lower operating expenses.

Business Banking Switzerland’s loan portfolio, at CHF 142.0 billion on 30 June 2003 dropped by 1.9 billion from the level on 30 June 2002. Net new mortgages were strong, particularly for private clients. This increase was more than offset by the ongoing workout of the recovery portfolio. The reduction in the recovery portfolio is also mirrored in our key loan ratios: the non-performing loans ratio dropped to 3.2% on 30 June 2003 from 4.3% on 30 June 2002, while the impaired loan ratio improved to 5.0% from 6.9% over the same period.

Results

In first half 2003, Business Banking Switzerland reported a pre-tax profit of CHF 1,078 million – a 5% increase from first half 2002. The drop in operating income was more than compensated by lower operating expenses reflecting our continued cost control.

Operating income

First half operating income in 2003 was CHF 2,571 million, down 2% from first half 2002. Fee income fell due to lower asset levels whereas interest income decreased due to a decline in margins. This drop was partially offset by around CHF 80 million of net income stemming from divestments – the most important of which was the sale of our VISA acquiring business.

Operating expenses

Operating expenses decreased to CHF 1,493 million in first half 2003, down 7% from the same period a year ago. Personnel expenses, at CHF 1,351 million, experienced a slight drop of CHF 3 million. General and administrative expenses fell to negative CHF 17 million, down by CHF 77 million from first half 2002, reflecting our ongoing cost control.

The overall very low general and administrative expenses are a result of UBS’s integrated business model, through which Business Banking Switzerland provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, and then offset by lower general and administrative expenses in the provider unit.

Depreciation dropped to CHF 159 million, down CHF 28 million from the first half 2002, due to lower charges for information technology equipment, which is increasingly being leased instead of bought.

13

Operating and Financial Review and Prospects
(continued)

Global Asset Management

Business Group Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Institutional fees		243	198	201	23	21	441	466
Wholesale Intermediary fees		194	180	218	8	(11)	374	429

Total operating income		437	378	419	16	4	815	895

Personnel expenses		207	188	196	10	6	395	415
General and administrative expenses		96	99	97	(3)	(1)	195	217
Depreciation		6	7	7	(14)	(14)	13	12
Amortization of goodwill and other intangible assets		39	40	47	(3)	(17)	79	99

Total operating expenses		348	334	347	4	0	682	743

Business Group performance before tax		89	44	72	102	24	133	152

Business Group performance before tax and amortization of goodwill and other intangible assets		128	84	119	52	8	212	251
KPI’s
Cost/income ratio (%)	[1]	80	88	83			84	83
Cost/income ratio before goodwill (%)	[2]	71	78	72			74	72

Institutional
Invested assets (CHF billion)		297	264	303	13	(2)
of which: money market funds		17	19	22	(11)	(23)
Net new money (CHF billion)	[3]	1.1	3.9	1.7			5.0	(0.2)
of which: money market funds		(1.9)	(0.6)	(0.1)			(2.5)	(0.3)
Gross margin on invested assets (bps)	[4]	35	29	26	21	35	32	29

Wholesale Intermediary
Invested assets (CHF billion)		270	255	283	6	(5)
of which: money market funds		107	110	118	(3)	(9)
Net new money (CHF billion)	[3]	1.3	3.4	(6.8)			4.7	(6.3)
of which: money market funds		(3.9)	0.6	(5.5)			(3.3)	(4.8)
Gross margin on invested assets (bps)	[4]	30	28	29	7	3	29	28

Additional information

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	567	519	586	9	(3)
Regulatory equity allocated (average)	1,000	950	1,150	5	(13)
Headcount (full-time equivalents)	2,714	2,732	2,769	(1)	(2)

1	Operating expenses/operating income.

2	Operating expenses less the amortization of goodwill and other intangible assets/operating income.

3	Excludes interest and dividend income.

4	Annualized income/average invested assets.

14

Operating and Financial Review and Prospects
(continued)

Key performance indicators

The pre-goodwill cost/income ratio was 74% in first half 2003, up from 72% in first half 2002, reflecting lower revenues which were partially offset by lower personnel and general and administrative expenses.

Institutional

Institutional invested assets stood at CHF 297 billion on 30 June 2003, down from CHF 303 billion on 30 June 2002, reflecting the drop of major currencies against the Swiss franc. This was partially offset by positive market performance as well as positive net new money inflows, which were CHF 5.0 billion in first half 2003, up from negative CHF 0.2 billion in first half 2002. Inflows into alternative investments and equity mandates more than offset outflows from lower margin money market funds.

The gross margin was 32 basis points in first half 2003, up from 29 basis points in the same period a year ago. This was due to increased performance fees from alternative and quantitative investments, especially at O’Connor.

Wholesale Intermediary

Invested assets were CHF 270 billion on 30 June 2003, down from CHF 283 billion on 30 June 2002. Negative financial market developments and the drop of major currencies against the Swiss franc more than offset the inflows of net new money, which were CHF 4.7 billion in first half 2003, up from the outflow of CHF 6.3 billion in first half 2002. Strong inflows in fixed income mandates and equity mandates more than offset the outflows experienced in low margin money market mandates, reflecting the low interest rate environment as well as the inherent volatility of money flows into and out of brokerage sweep accounts held for the Wealth Management USA business.

The gross margin was 29 basis points in first half 2003, up from 28 basis points in first half 2002, reflecting increased performance fees.

Results

Global Asset Management’s pre-tax profit was CHF 133 million in first half 2003, a decrease of CHF 19 million from first half 2002. Lower operating expenses could not compensate the market-related drop in revenues. Accordingly, the cost/income ratio, including goodwill, increased to 84% in first half 2003 from 83% in the same period a year ago.

Operating income

Total operating income in first half 2003 was CHF 815 million, down 9% from CHF 895 million in first half 2002, reflecting negative market movements as well as the drop of major currencies against the Swiss franc.

Institutional revenues were CHF 441 million in first half 2003, down from CHF 466 million in first half 2002. The drop was due to the strengthening of the Swiss franc against major currencies as well as negative market movements. This was partially offset by higher performance fees.

Wholesale Intermediary revenues, at CHF 374 million in first half 2003, decreased by CHF 55 million from CHF 429 million in first half 2002, also due to negative market movements and currency developments.

15

Operating and Financial Review and Prospects
(continued)

Operating expenses

Operating expenses in first half 2003 were CHF 682 million, down 8% from CHF 743 million in first half 2002 mainly due to the drop of major currencies against the Swiss franc. Personnel expenses dropped by CHF 20 million to CHF 395 million on lower salary and severance expenses. General and administrative expenses were CHF 195 million in first half 2003, a CHF 22 million decline from CHF 217 million in first half 2002. The decrease was mainly due to reduced information technology costs, partially offset by higher property expenses related to unoccupied premises, mainly in the UK.

16

Operating and Financial Review and Prospects
(continued)

Investment Bank

Business Group Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income		3,803	3,266	3,326	16	14	7,069	7,067
Credit loss expense	[1]	(48)	(37)	(26)	30	85	(85)	(66)

Total operating income		3,755	3,229	3,300	16	14	6,984	7,001

Personnel expenses		2,093	1,794	2,097	17	0	3,887	4,536
General and administrative expenses		538	478	600	13	(10)	1,016	1,172
Depreciation		74	83	98	(11)	(24)	157	194
Amortization of goodwill and other intangible assets		69	70	86	(1)	(20)	139	188

Total operating expenses		2,774	2,425	2,881	14	(4)	5,199	6,090

Business Group performance before tax		981	804	419	22	134	1,785	911

Business Group performance before tax and amortization of goodwill and other intangible assets		1,050	874	505	20	108	1,924	1,099
Additional Information
Cost/income ratio (%)	[2]	73	74	87			74	86
Cost/income ratio before goodwill (%)	[3]	71	72	84			72	84
Net new money (CHF billion)	[4]	0.1	0.0	0.2			0.1	0.3
Invested assets (CHF billion)		3	3	3	0	0
Client assets (CHF billion)		129	130	148	(1)	(13)
Regulatory equity allocated (average)		12,700	12,600	12,950	1	(2)

1	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

2	Operating expenses/operating income less credit loss expense.

3	Operating expenses less the amortization of goodwill and other intangible assets/operating income less credit loss expense.

4	Excludes interest and dividend income.

17

Operating and Financial Review and Prospects
(continued)

Investment Banking & Securities

Business Unit Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Investment Banking		445	287	481	55	(7)	732	997
Equities		1,377	819	1,462	68	(6)	2,196	2,964
Fixed Income, Rates and Currencies	[1]	2,038	2,235	1,861	(9)	10	4,273	4,016

Income		3,860	3,341	3,804	16	1	7,201	7,977
Credit loss expense	[2]	(48)	(37)	(26)	30	85	(85)	(66)

Total operating income		3,812	3,304	3,778	15	1	7,116	7,911

Personnel expenses	[3]	2,095	1,788	2,073	17	1	3,883	4,498
General and administrative expenses		508	469	584	8	(13)	977	1,140
Depreciation		74	83	97	(11)	(24)	157	193
Amortization of goodwill and other intangible assets		69	70	86	(1)	(20)	139	188

Total operating expenses		2,746	2,410	2,840	14	(3)	5,156	6,019

Business unit performance before tax		1,066	894	938	19	14	1,960	1,892

Business unit performance before tax and amortization of goodwill and other intangible assets		1,135	964	1,024	18	11	2,099	2,080
KPI’s
Compensation ratio (%)	[4]	54	54	54			54	56

Cost/income ratio (%)	[5]	71	72	75			72	75
Cost/income ratio before goodwill (%)	[6]	69	70	72			70	73

Non-performing loans/gross loans (%)		1.3	1.7	2.1
Impaired loans/gross loans (%)		2.5	3.3	4.3
Average VaR (10-day 99%)		345	350	247	(1)	40

Additional information

					% change from		Year to date

As at or for the period ended		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Deferred releases included in credit loss expense	[2]	(14)	(8)	(6)	(75)	(133)	(22)	(12)
Regulatory equity allocated (average)		12,250	12,150	12,400	1	(1)
Headcount (full-time equivalents)		15,557	15,856	16,370	(2)	(5)

1	Includes Non-core business.

2	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39 - 40 of the UBS Financial Report 2002).

3	Includes retention payments in respect of the PaineWebber acquisition of CHF 11 million for 2Q02. There are no further retention payments in 2003.

4	Personnel expenses/operating income less credit loss expense.

5	Operating expenses/operating income less credit loss expense.

6	Operating expenses less the amortization of goodwill and other intangible assets/operating income less credit loss expense.

18

Operating and Financial Review and Prospects
(continued)

Key performance indicators

The pre-goodwill cost/income ratio was 70% in first half 2003, down from 73% in the same period a year earlier. Lower revenues were more than compensated by the drop in operating expenses.

The compensation ratio in second quarter 2003 dropped from 56% in first half 2002 to 54% in the same period this year. Accrual levels for incentive compensation are driven by the revenue mix across business areas and managed in line with market levels. The exact level of annual performance-related payments is determined in the fourth quarter.

Total loans held by the Investment Bank were CHF 66.7 billion on 30 June 2003, an 8% increase from CHF 61.9 billion on 30 June 2002 reflecting an increase in low risk short-term money market business with banks.

The absolute value of non-performing loans decreased by 31% or CHF 392 million in first half 2003 from first half 2002, while the non-performing loans to gross loans ratio decreased from 2.1% to 1.3% in the period. The impaired loans to gross loans ratio decreased from 4.3% to 2.5%.

Results

Pre-tax profit in first half 2003, at CHF 1,960 million, was 4% higher than the same period last year. The drop in operating expenses — reflecting our continued cost management — more than offset the market-related drop in revenues. However, both revenues and expenses were affected by the drop of major currencies, especially the US dollar, against the Swiss franc. The cost/income ratio eased to 72% in first half 2003 from 75% in first half 2002.

Operating income

The Investment Banking & Securities unit generated revenues of CHF 7,201 million in first half 2003, down 10% from the same period last year.

Investment Banking revenues, at CHF 732 million, decreased 27% from the same period last year. The drop reflects the continued difficult environment for corporate finance activities, with the overall fee pool falling 7% in first half 2003 from the same period a year earlier. The drop in revenues was partially offset by the strong results of our capital market businesses.

Operating income from our Equities business in first half 2003 was CHF 2,196 million, 26% lower than the same half last year, mainly due to the weakening of the US dollar as well as low proprietary trading performance due to an unusually weak first quarter 2003. Client revenues remained robust despite generally lower market volumes than a year ago.

The Fixed Income, Rates and Currencies business continued to perform very strongly, with revenues of CHF 4,273 million, an increase of 6% on a year earlier. The revenues in this business are mostly denominated in US dollars and are therefore particularly affected by the year-on-year drop of the US dollar against the Swiss franc. The Rates, Principal Finance and Fixed Income business areas continued to perform particularly well, benefiting from the favorable interest rate environment.

Operating expenses

Total operating expenses dropped by 14% to CHF 5,156 million from first half 2002, largely as a result of the weakening of the US dollar against the Swiss franc and lower personnel expenses.

Personnel expenses decreased 14% to CHF 3,883 million in first half 2003 from CHF 4,498 million in first half 2002, predominantly as a result of decreased accruals for incentive-based compensation in line with the lower revenues.

19

Operating and Financial Review and Prospects
(continued)

General and administrative expenses were CHF 977 million, a decrease of CHF 163 million or 14% from a year earlier, largely as a result of the movement in the foreign exchange rate between the US dollar and the Swiss franc. Costs for travel and entertainment, and legal expenses dropped, while premises costs rose.

Depreciation expense decreased 19% from first half 2002 because of the run-off of costs incurred in the late 1990s for the fitting out of a new trading floor.

Amortization of goodwill fell 26% in first half 2003 compared to the same period last year, reflecting the fact that various assets became fully amortized in 2002.

Private Equity

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Total operating income	(57)	(75)	(478)	24	88	(132)	(910)

Personnel expenses	(2)	6	24			4	38
General and administrative expenses	30	9	16	233	88	39	32
Depreciation	0	0	1		(100)	0	1
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	28	15	41	87	(32)	43	71

Business unit performance before tax	(85)	(90)	(519)	6	84	(175)	(981)

Business unit performance before tax and amortization of goodwill and other intangible assets	(85)	(90)	(519)	6	84	(175)	(981)
KPI’s
Value creation (CHF billion)	(0.1)	(0.1)	(0.1)	0	0	(0.2)	(0.5)

					% change from

As at		30.6.03	31.3.03	30.6.02	1Q03	2Q02

Investment (CHF billion)	[1]	3.0	2.9	3.9	3	(23)

Additional information

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Portfolio fair value (CHF billion)	3.6	3.6	4.9	0	(27)
Regulatory equity allocated (average)	450	450	550	0	(18)
Headcount (full-time equivalents)	54	54	87	0	(38)

1	Historical cost of investments made, less divestments and impairments.

20

Operating and Financial Review and Prospects
(continued)

Key performance indicators

The level of our private equity investments stood at CHF 3.0 billion on 30 June 2003, compared to CHF 3.9 billion on 30 June 2002. The decline reflects writedowns as well as successfully executed exits.

In first half 2003, operating income was affected by writedowns of CHF 181 million, down from CHF 896 million in first half 2002. The fair value of the portfolio, at CHF 3.6 billion, was down from CHF 4.9 billion on 30 June 2002, reflecting a drop in the market value of exiting investments as well as divestments in the portfolio.

Results

Results reflect the continued difficult economic conditions. This protracted period of difficulty has affected the performance of many of the companies in our portfolio. Moreover, the hostile divestment climate has limited our ability to realize capital gains from exit opportunities.

A pre-tax loss of CHF 175 million was recorded in the first half 2003. This compares favorably to the pre-tax loss of CHF 981 million in first half 2002. The improvement mostly reflects lower levels of writedowns.

Total operating expenses were CHF 43 million in first half 2003, down from CHF 71 million in the same period last year. Personnel expenses dropped from CHF 38 million in first half 2002 to CHF 4 million in first half 2003 reflecting the release of accruals for performance-related compensation in 2002 which were not fully paid out, and lower salary expenses, which reflected the 38% drop in headcount. General and administrative expenses increased to CHF 39 million from CHF 32 million, mainly driven by one-off costs for vacant premises.

21

Operating and Financial Review and Prospects
(continued)

Wealth Management USA

Business Group Reporting

		Quarter ended				% change from		Year to date

CHF million, except where indicated		30.6.03		31.3.03	30.6.02	1Q03	2Q02	30.6.03		30.6.02

Income		1,457	[1]	1,166	1,428	25	2	2,623	[1]	3,031
Credit loss expense	[2]	(3)		(2)	(2)	50	50	(5)		(5)

Total operating income		1,454		1,164	1,426	25	2	2,618		3,026

Personnel expenses	[3]	924		888	1,085	4	(15)	1,812		2,308
General and administrative expenses		263		246	324	7	(19)	509		708
Depreciation		38		38	38	0	0	76		77
Amortization of goodwill and other intangible assets		86		87	116	(1)	(26)	173		241

Total operating expenses		1,311		1,259	1,563	4	(16)	2,570		3,334

Business Group performance before tax		143		(95)	(137)			48		(308)

Business Group reporting excluding significant financial events
Total operating income		1,293	[4]	1,164	1,426	11	(9)	2,457	[4]	3,026
Total operating expenses		1,311		1,259	1,563	4	(16)	2,570		3,334

Business Group performance before tax		(18)		(95)	(137)	81	87	(113)		(308)

Less: Net goodwill funding	[5]	58		61	98	(5)	(41)	119		206
Less: Retention payments		67		67	88	0	(24)	134		190
Less: Amortization of goodwill and other intangible assets		86		87	116	(1)	(26)	173		241

Business Group performance before tax and excluding acquisition costs		193		120	165	61	17	313		329
KPI’s
Invested assets (CHF billion)		622		569	646	9	(4)

Net new money (CHF billion)	[6]	3.9		3.7	1.4			7.6		8.8
Interest and dividend income (CHF billion)	[7]	3.8		4.0	4.4	(5)	(14)	7.8		9.2
Gross margin on invested assets (bps)	[8]	98		81	80	21	23	89		83
Gross margin on invested assets excluding acquisition costs and SFEs (bps)	[9]	91		85	86	7	6	87		88

Cost/income ratio (%)	[10]	90		108	109			98		110
Cost/income ratio before goodwill and SFEs (%)	[11]	95		101	101			97		102
Cost/income ratio excluding acquisition costs and SFEs (%)	[12]	86		90	89			88		90

Recurring fees	[13]	455		454	566	0	(20)	909		1,191
Financial advisors (full-time equivalents)		8,284		8,625	8,326	(4)	(1)

Additional information

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Client assets (CHF billion)	658	634	694	4	(5)
Regulatory equity allocated (average)	5,750	5,950	7,650	(3)	(25)
Headcount (full-time equivalents)	18,566	19,243	19,311	(4)	(4)

1	Includes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.

2	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

3	Includes retention payments in respect of the PaineWebber acquisition. 2Q03: CHF 67 million. 1Q03: CHF 67 million. 2Q02: CHF 88 million.

4	Excludes significant financial event: Gain on disposal of Correspondent Services Corporation of CHF 161 million.

5	Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

6	Excludes interest and dividend income.

22

Operating and Financial Review and Prospects
(continued)

Wealth Management USA (continued)

NOTES (continued):

7	For purposes of comparison with US peers.

8	Annualized income/average invested assets.

9	Annualized income less net goodwill funding costs and significant financial events/average invested assets.

10	Operating expenses/operating income less credit loss expense.

11	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense and significant financial events.

12	Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/operating income less credit loss expense, net goodwill funding costs and significant financial events.

13	Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Key performance indicators

Invested assets were CHF 622 billion on 30 June 2003, down 4% from CHF 646 billion on 30 June 2002, reflecting the drop of the US dollar against the Swiss franc which was only partially offset by market appreciation and positive net new money inflows.

The inflow of net new money was CHF 7.6 billion in first half 2003, lower than CHF 8.8 billion in first half 2002. Including interest and dividends, net new money in first half 2003 was CHF 15.4 billion, down from CHF 18.0 billion in the same period a year ago.

Gross margin on invested assets was 89 basis points in first half 2003, compared to 83 basis points in first half 2002. Gross margin on invested assets before acquisition costs (goodwill and intangible asset amortization, net goodwill funding costs and retention payments) and excluding the gain from the sale of Correspondent Services Corporation (CSC) was 87 basis points, slightly down from 88 basis points in the corresponding period in 2002.

The cost/income ratio before acquisition costs and excluding the sale of CSC was 88% in first half 2003, down from 90% in first half 2002. The improvement reflects our strict management of the fixed cost base.

Recurring fees were CHF 909 million in first half 2003, lower than the CHF 1,191 million in first half 2002. Excluding the effects of the US dollar’s weakening against the Swiss franc, recurring fees decreased by 8% reflecting lower managed account fees.

The number of financial advisors was 8,284 on 30 June 2003, down 42 from 8,326 on 30 June 2002, as we continued to reduce the number of new trainees in our financial advisor training program and turnover rates remained high for our less productive financial advisors. We continue to invest in and recruit highly productive and experienced financial advisors.

Results

Because our business is almost entirely conducted in US dollars, comparisons of first half 2003 results to prior periods are affected by the depreciation of the US dollar against the Swiss franc.

Pre-tax profit was CHF 48 million in first half 2003. It includes a pre-tax gain of CHF 161 million from the sale of CSC to Fidelity Investments, which was treated as a significant financial event. Excluding acquisition costs and the divestment gain, we posted an operating pre-tax profit of CHF 313 million in first half 2003, down from CHF 329 million in first half 2002.

The cost/income ratio was 98% in first half 2003; excluding acquisition costs and adjusted for the sale of CSC, the ratio decreased to 88% in first half 2003 from 90% in first half 2002.

23

Operating and Financial Review and Prospects
(continued)

Operating income

When the sale of CSC is included, total operating income in first half 2003 was CHF 2,618 million. Excluding the gain and before net goodwill funding, it was CHF 2,576 million, 20% lower than the first half 2002 result. On the same basis and in US dollar terms, operating income was 3.7% lower than in first half 2002 due to reduced client activity levels as well as market depreciation — especially in first quarter 2003.

Operating expenses

In first half 2003, total operating expenses were CHF 2,570 million, 23% lower than first half 2002. In USD terms and before acquisition costs, operating expenses were 7% lower than in first half 2002, reflecting a drop in performance-based compensation, which was in line with the drop in revenues as well as our ongoing cost management initiatives.

Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, decreased 26% to CHF 758 million in first half 2003 from CHF 1,026 million in the same period a year ago. This reflects our continued cost management initiatives, lower legal expenses as well as the effect of the writedown of the PaineWebber brand in fourth quarter 2002.

24

Operating and Financial Review and Prospects
(continued)

Corporate Center

Business Group Reporting

		Quarter ended			% change from		Year to date

CHF million, except where indicated		30.6.03	31.3.03	30.6.02	1Q03	2Q02	30.6.03	30.6.02

Income		282	201	768	40	(63)	483	1,438	[1]
Credit loss (expense) / recovery	[2]	118	(8)	72		64	110	123

Total operating income		400	193	840	107	(52)	593	1,561

Personnel expenses		220	186	282	18	(22)	406	552
General and administrative expenses		176	57	225	209	(22)	233	309
Depreciation		104	114	118	(9)	(12)	218	259
Amortization of goodwill and other intangible assets		25	26	27	(4)	(7)	51	60

Total operating expenses		525	383	652	37	(19)	908	1,180

Business Group performance before tax		(125)	(190)	188	34		(315)	381

Business Group reporting excluding significant financial events
Total operating income		400	193	840	107	(52)	593	1,406	[3]
Total operating expenses		525	383	652	37	(19)	908	1,180

Business Group performance before tax		(125)	(190)	188	34		(315)	226

Business Group performance before tax and amortization of goodwill and other intangible assets		(100)	(164)	215	39		(264)	286
Private Banks & GAM
Performance before tax		43	56	48	(23)	(10)	99	104	[3]
Performance before tax and amortization of goodwill and other intangible assets		63	77	71	(18)	(11)	140	152	[3]
Invested assets (CHF billion)		76	68	75	12	1
Net new money (CHF billion)	[4]	1.2	0.6	1.2			1.8	2.4
Headcount (full-time equivalents)		1,673	1,697	1,764	(1)	(5)

Additional information

				% change from

As at	30.6.03	31.3.03	30.6.02	1Q03	2Q02

Regulatory equity allocated (average)	9,500	9,550	11,250	(1)	(16)
Headcount (full-time equivalents)	2,836	2,892	2,936	(2)	(3)

1	Includes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.

2	In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).

3	Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.

4	Excludes interest and dividend income.

25

Operating and Financial Review and Prospects
(continued)

Results

Corporate Center recorded a pre-tax loss of CHF 315 million in first half 2003, down from an unusually high pre-tax gain of CHF 381 million in the same period a year earlier.

The credit loss expense or recovery booked in the Corporate Center represents the difference between the statistically calculated adjusted expected losses charged to the business units and the actual credit loss recognized in the UBS Financial Statements. UBS recorded an actual credit loss expense of CHF 80 million this half, compared to a credit loss expense of CHF 122 million in first half 2002. Both amounts were lower than the adjusted credit loss expense charged to the business units, resulting in a credit loss recovery at Corporate Center of CHF 110 million in first half 2003 and CHF 123 million in the same period a year earlier.

In first half 2003, total operating income dropped to CHF 593 million, down 62% from CHF 1,561 million in the same period a year earlier. Excluding the pre-tax gain of CHF 155 million from the sale of Hyposwiss, operating income dropped by 58%. This drop was mainly due to much lower gains from financial investments, the deconsolidation of Klinik Hirslanden (sold in fourth quarter 2002) and declining treasury income, which fell as a result of lower interest income from invested equity. In first half 2002, treasury income also benefited from an unrealized gain on derivatives used to economically hedge interest rate risk related to structured notes issued.

Personnel expenses declined 26% from CHF 552 million in first half 2002 to CHF 406 million in first half 2003, reflecting the deconsolidation of Klinik Hirslanden. General and administrative expenses decreased by CHF 76 million to CHF 233 million in the same period. As above, this was mainly due to the disposal of Klinik Hirslanden, although lower project costs at Corporate Center were also an important factor in the decline. The drop was partially offset by higher provisions for legal cases.

26

Additional Notes to the Financial Statements (unaudited)

The following additional notes which are unaudited are provided to update certain Securities Act filings. They should be read in conjunction with the Financial Statements presented in UBS’s Second Quarter 2003 Report, submitted to the SEC under Form 6-K on 13 August 2003, and UBS’s Annual Report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 19 March 2003.

NOTE 10 DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated Financial Statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP, see Notes 39 and 40 of the 31 December 2002 Financial Statements. This note updates those disclosures for the six-month period ended 30 June 2003.

10.1 Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

				Net profit for the six months
		Shareholders’ equity		ended
	Note 39.1
CHF million	Reference	30.06.03	31.12.02	30.06.03	30.06.02

Amounts determined in accordance with IFRS		36,692	38,991	2,853	2,694
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a.	15,241	15,285	(44)	(64)
Reversal of IFRS goodwill amortization	b.	1,419	1,017	402	539
Derivative instruments	d.	(93)	(138)	(15)	172
Financial investments and private equity	f.	(95)	(30)	(82)	916
Retirement benefit plans	g.	509	621	(112)	(4)
Other employee benefits	h.	(1)	(1)	0	4
Equity participation plans	i.	(87)	(164)	(27)	40
Software capitalization	j.	0	0	0	(30)
Tax adjustments		43	(5)	76	27

Total adjustments		16,936	16,585	198	1,600

Amounts determined in accordance with US GAAP		53,628	55,576	3,051	4,294

Other comprehensive income				38	342
Comprehensive income				3,089	4,636

The letter references above refer to the discussions in Note 39.1 of the 31 December 2002 Financial Statements.

27

Additional Notes to the Financial Statements (unaudited)
(continued)

10.2 Earnings per share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding.

Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period. The computation of basic and diluted EPS for the six-month periods ended 30 June 2003 and 30 June 2002 is presented in the following table:

	30.06.03		30.06.02

For the six months ended	US GAAP	IFRS	US GAAP	IFRS

Net profit available for ordinary shares (CHF million)	3,051	2,853	4,294	2,694
Net profit for diluted EPS (CHF million)	3,048	2,850	4,225	2,625
Weighted average shares outstanding	1,144,036,169	1,144,464,960	1,226,400,096	1,231,880,764
Diluted weighted average shares outstanding	1,161,650,420	1,161,650,420	1,242,482,188	1,247,962,856
Basic earnings per share (CHF)	2.67	2.49	3.50	2.19
Diluted earnings per share (CHF)	2.62	2.45	3.40	2.10

28

Additional Notes to the Financial Statements (unaudited)
(continued)

10.3 UBS Income Statement

The following is a Consolidated Income Statement of UBS, for the six months ended 30 June 2003 and 30 June 2002, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

		30.06.03		30.06.02
CHF million
For the six months ended	Reference	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	a,d,4	20,196	20,276	20,680	20,857
Interest expense	a,4	(14,270)	(14,341)	(15,655)	(15,734)

Net interest income		5,926	5,935	5,025	5,123
Credit loss (expense)/recovery		(80)	(80)	(122)	(122)

Net interest income after credit loss expense		5,846	5,855	4,903	5,001

Net fee and commission income		8,139	8,139	9,686	9,686
Net trading income	d,4	2,560	2,594	4,099	3,879
Other income[1]	b,f,4	192	296	291	31

Total operating income		16,737	16,884	18,979	18,597

Operating expenses
Personnel expenses	g,h,i	8,960	8,821	10,053	10,092
General and administrative expenses		2,997	2,997	3,512	3,512
Depreciation of property and equipment	a,j	683	667	817	771
Amortization of goodwill	b	0	386	0	493
Amortization of other intangible assets	b	56	94	99	145

Total operating expenses		12,696	12,965	14,481	15,013

Operating profit before tax and minority interests		4,041	3,919	4,498	3,584

Tax expense		826	902	638	685

Net profit before minority interests		3,215	3,017	3,860	2,899

Minority interests		(164)	(164)	(205)	(205)

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	f	0	0	639	0

Net profit		3,051	2,853	4,294	2,694

Other comprehensive income		38		342

Comprehensive income		3,089		4,636

1	CHF 257 million of the difference in Other income between IFRS and US GAAP at 30 June 2002 is due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP Financial Statements. This amount represents the increase in fair value of these investments in the first half of 2002.

The letter and number references above refer to the discussions in Notes 39.1 and 39.4 of the 31 December 2002 Financial Statements. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption. Certain prior year amounts have been reclassified to conform to the current year’s presentation.

29

Additional Notes to the Financial Statements (unaudited)
(continued)

10.4 UBS Balance Sheet

The following is a Condensed Consolidated Balance Sheet of UBS, as of 30 June 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		30.06.03		31.12.02

CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks		5,231	5,231	4,271	4,271
Due from banks	a,i	43,583	43,605	32,481	32,468
Cash collateral on securities borrowed	4	178,878	179,218	139,073	139,052
Reverse repurchase agreements		346,320	346,320	294,086	294,086
Trading portfolio assets (including assets pledged as collateral of CHF 156’140 million at 30.06.03 and CHF 110,365 million at 31.12.02)	1,4	503,396	446,137	441,845	371,436
Positive replacement values	1,4	87,471	87,376	83,757	82,092
Loans	a,d	212,021	211,937	211,755	211,647
Financial investments	f,2	1,702	6,616	2,846	8,391
Securities received as collateral	3	9,866	0	16,308	0
Accrued income and prepaid expenses	4	6,322	6,322	6,462	6,453
Investments in associates		1,710	1,710	705	705
Property and equipment	a	8,002	7,529	8,358	7,869
Goodwill	b	27,518	10,319	28,127	11,181
Other intangible assets	b,g	1,179	2,365	1,222	2,515
Private equity investments	f,2	4,024		4,328
Other assets	d,f,g,i,1,2	53,653	10,806	21,314	8,952

Total assets		1,490,876	1,365,491	1,296,938	1,181,118

Liabilities
Due to banks	i	119,790	119,801	83,178	83,178
Cash collateral on securities lent		40,280	40,280	36,870	36,870
Repurchase agreements		428,846	428,846	366,858	366,858
Trading portfolio liabilities	1,4	150,114	136,038	117,721	106,453
Obligation to return securities received as collateral	3	9,866	0	16,308	0
Negative replacement values	1,4	143,261	92,963	132,354	81,282
Due to customers	a,d	328,305	328,305	306,872	306,876
Accrued expenses and deferred income	4	12,294	12,294	15,330	15,331
Debt Issued	a,d	146,193	146,141	129,527	129,411
Other liabilities	d,g,h,i,1	54,346	20,178	32,815	12,339

Total liabilities		1,433,295	1,324,846	1,237,833	1,138,598

Minority interests		3,953	3,953	3,529	3,529

Total shareholders’ equity		53,628	36,692	55,576	38,991

Total liabilities, minority interests and shareholders’ equity		1,490,876	1,365,491	1,296,938	1,181,118

The letter and number references above refer to the discussions in Notes 39.1 and 39.4 of the 31 December 2002 Financial Statements. These references indicate which IFRS to US GAAP adjustments affect an individual financial statement caption.

30

Additional Notes to the Financial Statements (unaudited)

(continued)

NOTE 11 ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP AND SEC RULES

In addition to the differences in valuation and income recognition and presentation, disclosure differences exist between IFRS and US GAAP. The following are additional US GAAP disclosures that relate to the basic Financial Statements.

11.1 Variable interest entities

FASB interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), was issued on 17 January 2003. It provides guidance for determining whether entities are considered to be “Variable Interest Entities” (“VIEs”), and whether “variable interests” in such VIEs result in an enterprise being the “primary beneficiary” or the holder of a “significant variable interest”. FIN 46 requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, then an entity is considered to be a VIE, and the assessment of control is based on its variable interests.

FIN 46 requires that the primary beneficiary of a VIE must consolidate that VIE. FIN 46 also requires certain disclosures about a VIE by an enterprise which is the primary beneficiary, and by any entity which holds a significant variable interest. UBS considers a variable interest to be significant if it expects to receive more than 20% of a VIE’s residual losses, residual gains, or both.

Variable interests are contractual, ownership, or other pecuniary interests in an entity that vary with changes in that entity’s net asset value, including fee payments to decision makers and to providers of guarantees (including writers of put options and other instruments with similar results). In assessing the extent of an entity’s variable interests, FIN 46 requires that the interests of an enterprise’s related parties (including management, employees, affiliates and agents) be evaluated as if owned directly by the enterprise.

VIEs created after 31 January 2003

For VIEs created after 31 January 2003, FIN 46 is fully effective at 30 June 2003 regarding consolidation treatment and disclosures. UBS has not identified any VIEs created after 31 January 2003 in which it is the primary beneficiary. UBS has identified one VIE created after 31 January 2003 in which it holds a significant variable interest. The size of that VIE and UBS’s exposure to maximum loss is insignificant.

VIEs created prior to 1 February 2003

For VIEs created prior to 1 February 2003, FIN 46 becomes fully effective for the first interim or annual reporting period beginning after 15 June 2003 regarding consolidation treatment and disclosures. FIN 46 includes transition disclosure provisions that requires assessment of cases where it is “reasonably possible” that UBS will be the primary beneficiary of, or hold a significant variable interest in a VIE and to make certain disclosures about such entities, pending final evaluation and conclusions about those entities. UBS has sought to determine the extent of significant variable interests and situations where it is the primary beneficiary in VIEs created before 1 February 2003.

UBS expects the key impact to be the consolidation of VIEs in which it is the primary beneficiary for US GAAP purposes which are not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS. A significant percentage of entities which may meet the definition of a VIE under FIN 46 in which UBS is the primary beneficiary are already consolidated in UBS’s Financial Statements based on the determination of exercise of control under IFRS. The total size of such VIEs is estimated to be CHF 5.6 billion, of which CHF 4.5 billion is measured by fair value of assets and CHF 1.1 billion is measured by notional amounts of underlying assets in relation to derivatives. UBS has a maximum exposure to loss of approximately CHF 2.7 billion in relation to these VIEs, which are used primarily as credit protection vehicles, or passive intermediaries to derivative transactions.

31

Additional Notes to the Financial Statements (unaudited)
(continued)

The total size of VIEs which are currently not consolidated under IFRS, which may become consolidated for US GAAP purposes, is estimated to be in the order of CHF 4.5 billion total assets, of which approximately CHF 4.1 billion relates to entities established to hold UBS shares in relation to employee equity compensation and participation plans. UBS has a maximum exposure to loss of approximately CHF 4.2 billion in relation to these VIEs.

It should be noted for VIEs required to be consolidated under US GAAP as mentioned above, that in some cases the total figures above may increase both total assets and total liabilities of the US GAAP accounts, and in other cases may only result in a reclassification of existing assets or liabilities to other types of assets or liabilities. The guidance for FIN 46 continues to develop, and UBS is still in the process of evaluating the full impact FIN 46 may have on its financial position and results under US GAAP. Therefore it is not possible to predict the impact of consolidation on UBS’s income statement under US GAAP, but it is possible that additional volatility is introduced in future periods.

In addition to the primary beneficiary situations noted above, UBS has identified that it may hold significant variable interests in other VIEs. It is estimated that the total assets of such VIEs amount to approximately CHF 600 million, and that UBS has no exposure to loss.

Measurement

Measurement of a VIE’s size is usually determined using the fair value of the VIE’s assets. Some VIEs function as a passive intermediary to a derivative transaction and are generally established to facilitate the transfer of credit risk on portfolios to investors. The size of such VIEs may also be measured using the “notional amount” of the derivatives’ underlying referenced assets, i.e. the size of the portfolio for which credit risk has been transferred. These notional amounts are also included in Note 23 of the 31 December 2002 Financial Statements. In measuring the total size of VIEs quantified above, the most appropriate measure has been taken for each specific VIE on an individual basis.

FIN 46 will require future disclosures of UBS’s maximum exposure to loss as a result of its involvement with VIEs in which it has a significant variable interest. Generally, UBS’s maximum exposure to loss is measured as its net investment in the VIE. In cases where UBS has provided guarantees or other types of credit protection to a VIE, it is measured as the notional amount of the credit protection instruments or derivatives. In cases where UBS is a non-credit derivative counterpart to a VIE or has received credit protection, it is measured as the positive replacement value (if any) of the derivatives. These measures of maximum exposure to loss do not consider the offsetting effects of hedges outside the VIE. It is UBS’s practice to hedge interest rate risk, credit risk, and other market risk exposures. See Note 29 of the 31 December 2002 Financial Statements for a further discussion of UBS’s risk mitigation strategies.

32

Additional Notes to the Financial Statements (unaudited)

(continued)

11.2 Pro-Forma Effect of Equity Based Compensation on Net Profit

Generally under IFRS, for all equity participation instruments (shares, cash-settled warrants and other cash-settled derivatives for which the underlying is UBS shares) except options, UBS accrues expense in the performance year and determines the number of instruments granted to employees based on the instrument’s market price at the grant date, which is generally in the year following the performance year. For options, the amount of expense recognized is equal to the intrinsic value at grant date (i.e. the difference between the strike price and fair market value of shares at the date of grant. This difference is generally zero, as option strike prices are generally at or above the market prices of the shares). For discounted share plans, the expense is equal to the difference between the fair market value and the discounted value and is accrued for in the performance year.

The following table presents IFRS Net profit and Earnings per share for the six-month periods ended 30 June 2003 and 30 June 2002 as if UBS had applied the fair value method of accounting for its equity participation plans. The fair value method would recognize expense equal to the fair value of option awards, which is generally higher than the intrinsic value because of the time value of options.

CHF million, except per share data	30.06.03	30.06.02

Net Profit, as reported	2,853	2,694
Add: Equity-based employee compensation expense included in reported net profit, net of tax [1]
Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for option awards, net of tax	(406)	(600)
Net profit, pro-forma	2,447	2,094
Earnings per share
Basic, as reported	2.49	2.19
Basic, pro-forma	2.14	1.70
Diluted, as reported	2.45	2.10
Diluted, pro-forma	2.10	1.62

1	The amount of the bonus expense attributable to share-based awards is determined after the end of the performance year. As a result this information was unavailable for the periods ended 30 June 2003 and 2002. For the year ended 31 December 2002, the amount of accrued bonus expense allocated to share-based compensation was estimated at CHF 493 million, net of tax. See Note 32e) of the 31 December 2002 Financial Statements for further information.

The information in the table above should be read in conjunction with Note 32e) of the 31 December 2002 Financial Statements. It is important to note that most employee option grants occur during the first half of the year. Therefore, based on the accounting policy for options mentioned above, had UBS recognized expense using the fair value method of accounting for its stock option plans, it would have booked nearly a full year of expense in its half year Financial Statements.

33

Additional Notes to the Financial Statements (unaudited)
(continued)

The fair value of options granted was determined using a proprietary option pricing model, substantially similar to the Black-Scholes model, with the following assumptions:

	30.06.03	30.06.02

Expected volatility	35%	35%
Risk free interest rate (CHF)	1.66%	3.31%
Risk free interest rate (USD)	3.11%	4.75%
Expected dividend rate	3.92%	3.34%
Expected life (years)	4.5	4.5

The weighted-average fair value of options granted in the six-month period ended 30 June 2003 and 30 June 2002 was CHF 14 and CHF 20, respectively.

34

Additional Notes to the Financial Statements (unaudited)
(continued)

11.3 Ratio of earnings to fixed charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented as there were no preferred stock dividends in any of the periods indicated.

		For the six
		months ended	For the year ended

CHF million, except for ratios		30.06.03	31.12.02	31.12.01	31.12.00	31.12.99	31.12.98

IFRS	[1]
Pre-tax earnings from continuing operations	[2]	3,709	4,267	6,353	10,109	7,709	3,560
Add: Fixed charges		14,780	30,297	45,089	44,251	30,246	32,958

Pre-tax earnings before fixed charges		18,489	34,564	51,442	54,360	37,955	36,518
Fixed charges:
Interest		14,341	29,417	44,236	43,615	29,695	32,424
Other	[3]	439	880	853	636	551	534

Total fixed charges		14,780	30,297	45,089	44,251	30,246	32,958
Ratio of earnings to fixed charges		1.25	1.14	1.14	1.23	1.25	1.11

US GAAP	[1]
Pre-tax earnings from continuing operations	[2]	3,831	5,473	4,598	6,617	4,216	(5,319)
Add: Fixed charges		14,709	30,214	44,950	44,220	30,211	26,307

Pre-tax earnings before fixed charges		18,540	35,687	49,548	50,837	34,427	20,988
Fixed charges:
Interest		14,270	29,334	44,096	43,584	29,660	25,773
Other	[3]	439	880	854	636	551	534

Total fixed charges		14,709	30,214	44,950	44,220	30,211	26,307
Ratio of earnings to fixed charges	[4]	1.26	1.18	1.10	1.15	1.14	0.80

1	The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.

2	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

3	Other fixed charges is the interest component of rental expense.

4	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.

35

Additional Notes to the Financial Statements (unaudited)
(continued)

11.4 Segment Reporting

For a full discussion of segment reporting by Business Group, please refer to Note 2a in the 31 December 2002 Financial Statements. Since that date, the following changes have also taken place:

In first quarter 2003, UBS’s five independently operated private banks and GAM were transferred out of Wealth Management & Business Banking and Global Asset Management into a separate holding company held by Corporate Center. All prior periods have been restated to reflect these changes.

On 9 June 2003, all our businesses moved to the single brand UBS, mirroring the firm’s integrated business model and the way clients are able to access all services wherever and whenever they are required. The new reporting names of the business groups are: Wealth Management and Business Banking (unchanged), Global Asset Management (unchanged), Investment Bank (formerly UBS Warburg), Wealth Management USA (formerly UBS PaineWebber) and Corporate Center (unchanged).

11.5 Recently issued US accounting standards

On 1 January 2003, UBS adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The adoption of this new accounting standard did not affect the Financial Statements for the six month period ended 30 June 2003.

On 1 January 2003, UBS adopted FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that a liability be recognized at inception of certain guarantees equal to the fair value of the obligation assumed, which extends over the period of the guarantee. FIN 45 is applicable prospectively for certain guarantees issued or modified after 31 December 2002. The adoption of FIN 45 did not have a material impact on the results of operations and financial position of UBS for the six month period ended 30 June 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The new standard amends Statement 133 for decisions made as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, but more importantly in relation to the definition of a derivative. SFAS 149 is effective prospectively for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. The adoption of the new standard by UBS will not have any effect on existing contracts and hedging relationships accounted for under SFAS 133. The effect, if any, the new standard will have on future reconciling items from IFRS to US GAAP cannot be predicted and will depend on a number of factors. Among these factors are the size and volume of transactions entered into in the future that are affected by SFAS 149 as well as changes in interest rates and other financial parameters of which it is presently unknown whether they will or will not have a material effect on the financial results.

36

Additional Notes to the Financial Statements (unaudited)
(continued)

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The new standard is applicable to free standing financial instruments and changes their classification from equity to liability in the following situations:

•	For a financial instrument linked to an entity’s own shares that embodies an obligation to repurchase the equity shares or settle the obligation by transferring assets.

•	For an obligation that the entity must or may settle by issuing a variable number of its equity shares whereby the counterparty receiving the equity shares has no or only little exposure to changes in the entity’s share price.

•	For an instrument whose fair value is inversely related to the change in fair value of the entity’s equity shares, for example a written put option that could be net share settled.

SFAS 150 does not cover financial instruments with embedded conversion features, conditional redemption features or other embedded features in financial instruments that are not derivatives in their entirety. UBS has adopted SFAS 150 as of 1 June 2003 for financial instruments entered into or modified after that date, and will adopt the standard as of 1 July 2003 for financial instruments entered into on or before 31 May 2003.

At 30 June, 2003, UBS had no financial instruments outstanding that were within the scope of SFAS 150, nor had it entered into transactions after 31 May 2003, that were settled on or before 30 June 2003, and would have been accounted for under the new standard. Therefore, the adoption of SFAS 150 had no impact on UBS’s half year 2003 Financial Statements prepared in accordance with US GAAP.

11.6 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc. in November 2000, UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC registrant. Upon the acquisition, PaineWebber was merged into UBS Americas, Inc., a wholly owned subsidiary of UBS.

Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subordinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,316 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity have been reconciled to US GAAP. See Note 10 for a detailed reconciliation of the IFRS Financial Statements to US GAAP for UBS on a consolidated basis.

37

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating	UBS
For the six months ended 30 June 2003	Parent Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Operating income
Interest income	13,008	7,764	4,332	(4,828)	20,276
Interest expense	(8,841)	(6,427)	(3,901)	4,828	(14,341)

Net interest income	4,167	1,337	431	0	5,935
Credit loss expense	(48)	(3)	(29)	0	(80)

Net interest income after credit loss expense	4,119	1,334	402	0	5,855

Net fee and commission income	3,148	3,168	1,823	0	8,139
Net trading income	696	1,682	216	0	2,594
Income from subsidiaires	1,307	0	0	(1,307)	0
Other income	(195)	198	293	0	296

Total operating income	9,075	6,382	2,734	(1,307)	16,884

Operating expenses
Personnel expenses	4,444	3,267	1,110	0	8,821
General and administrative expenses	831	801	1,365	0	2,997
Depreciation of property and equipment	487	97	83	0	667
Amortization of goodwill and other intangible assets	34	397	49	0	480

Total operating expenses	5,796	4,562	2,607	0	12,965

Operating profit/(loss) before tax and minority interests	3,279	1,820	127	(1,307)	3,919

Tax expense/(benefit)	426	368	108	0	902

Net profit /(loss) before minority interests	2,853	1,452	19	(1,307)	3,017

Minority interests	0	0	(164)	0	(164)

Net profit/(loss)	2,853	1,452	(145)	(1,307)	2,853

Net profit /(loss) US GAAP [2]	1,369	1,781	(99)	0	3,051

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 10 for a description of the differences between IFRS and US GAAP.

38

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG Parent	UBS		Consolidating	UBS
As of 30 June 2003	Bank [1]	Americas Inc.	Subsidiaries	Entries	Group

Assets
Cash and balances with central banks	4,748	5	478	0	5,231
Due from banks	93,567	12,383	112,164	(174,509)	43,605
Cash collateral on securities borrowed	48,727	180,634	1,583	(51,726)	179,218
Reverse repurchase agreements	168,491	166,952	203,878	(193,001)	346,320
Trading portfolio assets	244,034	170,804	31,299	0	446,137
Positive replacement values	88,364	1,675	74,741	(77,404)	87,376
Loans	243,842	24,062	17,639	(73,606)	211,937
Financial investments	939	1,164	4,513	0	6,616
Accrued income and prepaid expenses	3,383	1,782	2,525	(1,368)	6,322
Investments in associates	11,080	26	295	(9,691)	1,710
Property and equipment	5,918	668	943	0	7,529
Goodwill and other intangible assets	93	12,031	560	0	12,684
Other assets	4,086	4,351	5,309	(2,940)	10,806

Total assets	917,272	576,537	455,927	(584,245)	1,365,491

Liabilities
Due to banks	150,138	89,956	54,216	(174,509)	119,801
Cash collateral on securities lent	40,580	48,576	2,850	(51,726)	40,280
Repurchase agreements	94,877	329,710	197,260	(193,001)	428,846
Trading portfolio liabilities	62,554	62,148	11,336	0	136,038
Negative replacement values	99,744	1,633	68,990	(77,404)	92,963
Due to customers	343,818	24,134	33,959	(73,606)	328,305
Accrued expenses and deferred income	6,277	5,238	2,147	(1,368)	12,294
Debt issued	70,770	8,387	66,984	0	146,141
Other liabilities	12,583	2,752	7,783	(2,940)	20,178

Total liabilities	881,341	572,534	445,525	(574,554)	1,324,846

Minority interests	0	43	3,910	0	3,953

Total shareholders’ equity	35,931	3,960	6,492	(9,691)	36,692

Total liabilities, minority interests and shareholders’ equity	917,272	576,537	455,927	(584,245)	1,365,491

Total shareholders’ equity - US GAAP [2]	41,978	4,985	6,665	0	53,628

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Refer to Note 10 for a description of the differences between IFRS and US GAAP.

39

Additional Notes to the Financial Statements (unaudited)

(continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS Americas
For the period ended 30 June 2003	Parent Bank [1]	Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	1,683	(6,391)	(819)	(5,527)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(43)	0	0	(43)
Disposal of subsidiaries and associates	41	645	39	725
Purchase of property and equipment	(367)	(62)	(64)	(493)
Disposal of property and equipment	8	4	40	52
Net (investment in) / divestment of financial investments	571	478	251	1,300

Net cash flow from / (used in) investing activities	210	1,065	266	1,541

Cash flow from / (used in) financing activities
Net money market paper issued/ (repaid)	9,210	489	5,114	14,813
Net movements in treasury shares and own equity derivative activity	(2,841)	0	0	(2,841)
Capital issuance	1	0	0	1
Dividends paid	(2,298)	0	0	(2,298)
Issuance of long-term debt	9,142	1,401	1,975	12,518
Repayment of long-term debt	(5,313)	(489)	(3,862)	(9,664)
Increase in minority interests	0	0	494	494
Dividend payments to/ and purchase from minority interests	0	(11)	(232)	(243)
Net activity in investments in subsidiaries	1,194	(39)	(1,155)	0

Net cash flow from / (used in) financing activities	9,095	1,351	2,334	12,780
Effects of exchange rate differences	(30)	164	349	483
Net increase / (decrease) in cash equivalents	10,958	(3,811)	2,130	9,277
Cash and cash equivalents, beginning of period	57,912	15,119	9,313	82,344

Cash and cash equivalents, end of period	68,870	11,308	11,443	91,621

Cash and cash equivalents comprise:
Cash and balances with central banks	4,748	5	478	5,231
Money market paper [2]	33,368	7,357	3,610	44,335
Due from banks maturing in less than three months	30,754	3,946	7,355	42,055

Total	68,870	11,308	11,443	91,621

1	UBS AG Parent Bank prepares its Financial Statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 7,051 million was pledged at 30 June 2003.

40

Additional Notes to the Financial Statements (unaudited)

(continued)

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion (CHF 2.6 billion at issuance) of 8.622% UBS Trust Preferred Securities, and in June 2001, UBS issued an additional USD 800 million (CHF 1.3 billion at issuance) of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Noncumulative Trust Preferred Securities (CHF 390 million at issuance) at 0.7% above one-month LIBOR of such securities. UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2003, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,316 billion.

41

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein

	Name:	Robert Dinerstein
	Title:	Managing Director

By:	/s/ Robert Mills

	Name:	Robert Mills
	Title:	Managing Director

Date: September 29, 2003